                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                                FORM 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                   THE SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 1996

                       Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


     RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                        RELIABILITY INCORPORATED
                             16400 Park Row
                          Houston, Texas  77084
                            P. O. Box 218370
                       Houston, Texas  77218-8370

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                            December 31, 1996

                            TABLE OF CONTENTS


Financial Statements:

  Report of Independent Auditors                                  3
  Statements of Net Assets Available for Benefits                 4
  Statement of Changes in Net Assets Available for Benefits       5
  Notes to Financial Statements                                   6


Supplemental Schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes     20
  Line 27d - Schedule of Reportable Transactions                 21


Signatures                                                       22

Exhibit 23 - Consent of Independent Auditors dated               24
               June 2, 1997

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                     REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1996 and reportable transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Houston, Texas
April 30, 1997

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 31
                                                  ------------------
                                                   1996         1995
                                                   ----         ----
Plan assets:
  Investment in common stock of Reliability
    Incorporated at fair value                $2,025,975   $2,516,878

  Investment in securities of unaffiliated
    issuers:
      Short-term investments at fair value,
        which approximates cost                   60,374       87,130

  Investment (at fair value) in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value Equity
        Investments Fund                         431,258      287,814
      Large Capitalization Growth Investments
        Fund                                     352,048      238,771
      Small Capitalization Growth Investments
        Fund                                     307,681      113,742
      International Equity Investments Fund      205,445      146,911
      Stable Value Investments Fund              709,864      661,575

   Participant Loans Outstanding                  90,766       68,761
                                               ---------    ---------
        Total Investments                      4,183,411    4,121,582
   Other assets                                      192          125
                                               ---------    ---------
Net assets available for benefits             $4,183,603   $4,121,707
                                               =========    =========

























                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST



        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Year ended December 31, 1996



Investment income (loss):
  Interest and dividends                                  $    20,178
  Net depreciation in fair value
    of investments                                           (119,821)
                                                            ---------
    Total investment loss                                     (99,643)

Contributions:
  Employee                                                    323,034
  Employer                                                    129,566
                                                            ---------
    Total contributions                                       452,600

Withdrawals and terminations                                 (291,061)
                                                            ---------
    Net increase                                               61,896

Net assets available for benefits
  at beginning of year                                      4,121,707
                                                            ---------
Net assets available for
  benefits at end of year                                  $4,183,603
                                                            =========



























                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                      NOTES TO FINANCIAL STATEMENTS

                            December 31, 1996

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United States employees of the Employer who have attained the age of 21 and have completed 1 year of service, as defined in the Plan, become a member ("Member") of the Plan on the first day of the next month following the date on which they became eligible and may elect to make contributions to the Plan as described below. Prior to April 1, 1996, the entry date was the January 1 or July 1 next following the date on which they became eligible.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of defined compensation. Through January 31, 1996, the Member may further elect to have all or a portion of his contributions not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Defined compensation excludes bonuses, commissions, shift differentials, overtime premiums, and similar payments. Participants may increase or decrease contribution percentages each pay period.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's defined compensation. Also, the Employer annually contributes to employed Members a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' defined compensation for the period during which they were Members.

A Member receives a vested interest in the balances in the Employer Contribution and Employer Voluntary Contributions for his benefit plus allocated earnings and realized and unrealized gains and losses thereon (his "Employer Account") based upon years of service (as defined in the Plan) as follows:

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1996

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

                                                    Vested interest in
      Years of Service                               Employer Accounts
      ----------------                              ------------------
       Less than 3                                         0%
            3                                             20%
            4                                             40%
            5                                             60%
            6                                             80%
            7                                            100%

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Accounts. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

Effective January 1, 1995, the Trustee of the Plan is the Consulting Group of Smith Barney, Inc. A member may elect to invest his contribution in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the Large Capitalization Value Equity Investments Fund; (iii) the Large Capitalization Growth Investments Fund; (iv) the Small Capitalization Growth Investments Fund; (v) the International Equity Investments Fund; and
(vi) the Stable Value Investments Fund.

The contribution to each fund elected may be any whole percentage of the Member's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund may be any whole percentage of the Member's Employee Account.

Employee Contributions to the Large Capitalization Value Equity Investments Fund are primarily invested in a diversified portfolio of highly liquid common stocks, with an emphasis on companies with an above average total return potential. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Large Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with superior prospects for long-term earnings growth. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Small Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with capitalization of less than $1 billion and with superior potential for capital appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1996

NOTE B - PLAN INVESTMENTS - Continued

Employee Contributions to the International Equity Investments Fund are primarily invested in equity securities of companies domiciled outside the United States. The fair value of the Fund is based on quoted market prices of the equity securities it owns.

Employee Contributions to the Stable Value Investments Fund are primarily invested in a portfolio of investment contracts issued by high quality life insurance and investment companies. The fair value of the Fund approximates the contract value of the investment contracts held.

Employee Contributions to the RI Common Stock Fund are invested in the common stock of the Company, which is purchased by the Trustee in the open market, and in temporary short-term investments. The fair value of the RI Common Stock Fund is based on quoted market prices.

Employer Contributions and Employer Voluntary Contributions are invested solely in the RI Common Stock Fund. Purchases of securities are reflected on the trade dates. A participant who is 55 years of age and who is 100% vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the Plan. This election may be made only once during each Plan year.

Administrative expenses are paid by the Company. Gains and losses realized on the sale of securities in the RI Common Stock Fund are recorded on an average cost basis.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his Employee Contributions. If the employee elected to have his contributions treated as not subject to federal income taxes, as described in Note A, certain restrictions may apply. A Member making such an election is not permitted to make future Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member may elect the method of distribution of his Employee and vested Employer Accounts from the following settlement options:

      (1)   Lump-sum payment or

      (2) Periodic (monthly or quarterly) installments over a period not to exceed 20 years. If distributions are payable in this manner, the Member's Employee and Employer Accounts are segregated and placed in a Distribution Account where gains, losses, and earnings thereon are allocated. The Distribution Account is invested in one of the six funds as elected by the Member as described in Note B. This option is only available for amounts accrued prior to January 1, 1995.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

                            December 31, 1996

NOTE C - WITHDRAWALS AND TERMINATIONS - Continued

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($17,745 in 1996 and $8,036 in 1995) in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contribution.


NOTE D - PARTICIPANT LOANS

A participant may borrow up to the lesser of 1) $50,000, 2) 50% of his or her non-forfeitable accrued benefit or 3) the total of his or her Employee Account. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated January 17, 1997, was received from the Internal Revenue Service for the Plan as amended on April 3, 1995 and February 28, 1996, regarding its qualification under Section 401(a) of the Internal Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan was amended and restated on April 3, 1995 (effective January 1, 1995). Additionally, the Plan was amended on February 28, 1996. Effective April 1, 1996, the participation requirement was changed from one year of service to six months of service and entry into the Plan is allowed on the first day of the month following the completion of the waiting period of six months. Additionally, the amendment provided that all Employee Contributions subsequent to February 1, 1996 will not be subject to federal income taxes under Section 401(k) of the Internal Revenue Code. Prior to the amendment, Employee Contributions could be deducted from defined compensation after federal income taxes had been withheld. Effective January 1, 1995 an amendment confirmed the Plan's policies regarding (i) diversification of Employee Contributions for participants over age 55 as discussed in Note B,
(ii) loan procedures, as discussed in Note D, and (iii) the limitation of the Plan's investment in Reliability Incorporated common stock to ninety (90%) percent of Plan assets.

The Plan was amended on April 30, 1997 (effective January 1, 1997) to change the definition of compensation for the purposes of allocating the Employer Voluntary Contribution to include bonuses, commissions, shift differentials, overtime premiums, and similar payments.

Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan
Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                             December 31, 1996
                                    -----------------------------------
                                              Reliability Incorporated
                                                 Common Stock Fund
                                                              Non-Par-
                                     Total  Participant       ticipant
                                      Plan    Directed        Directed
                                     -----  -----------       --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated      $2,025,975    255,758      1,770,217

  Investment in securities of
    unaffiliated issuers:
      Short-term investments          60,374      5,077         48,377

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund      431,258          -              -
      Large Capitalization Growth
        Investments Fund             352,048          -              -
      Small Capitalization Growth
        Investments Fund             307,681          -              -
      International Equity Invest-
        ments Fund                   205,445          -              -
      Stable Value Fund              709,864          -              -
      Loan Fund                       90,766          -              -
                                   ---------    -------      ---------
                                   4,183,411    260,835      1,818,594

Other assets                             192          8             54
                                   ---------    -------      ---------
Net Assets Available for Benefits $4,183,603   $260,843     $1,818,648
                                   =========    =======      =========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1996
                                           ---------------------------
                                          Large      Large     Small
                                         Capital-   Capital-  Capital-
                                         ization    ization   ization
                                       Value Equity  Growth    Growth
                                           Fund       Fund      Fund
                                              Participant Directed
                                         --------    -------    ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -    $     -  $      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                1,087        710       467

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund           431,258          -         -
      Large Capitalization Growth
        Investments Fund                        -    352,048         -
      Small Capitalization Growth
        Investments Fund                        -          -   307,681
                                          -------    -------   -------
                                          432,345    352,758   308,148

Other assets                                   25         26        26
                                          -------    -------   -------
Net Assets Available for Benefits        $432,370   $352,784  $308,174
                                          =======    =======   =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1996
                                             -------------------------
                                         Interna-
                                          tional     Stable
                                          Equity      Value       Loan
                                           Fund       Fund        Fund
                                              Participant Directed
                                          ------     -------      ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -   $      -   $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                2,532      2,124         -

Investment in the Consulting Group
  Capital Market Funds:
      International Equity Invest-
        ments Fund                        205,445          -         -
      Stable Value Fund                         -    709,864         -
      Loan Fund                                 -          -    90,766
                                          -------    -------    ------
                                          207,977    711,988    90,766

Other assets                                   18         35         -
                                          -------    -------    ------
Net Assets Available for Benefits        $207,995   $712,023   $90,766
                                          =======    =======    ======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                             December 31, 1995
                                    -----------------------------------
                                              Reliability Incorporated
                                                 Common Stock Fund
                                                              Non-Par-
                                     Total  Participant       ticipant
                                      Plan    Directed        Directed
                                     -----  -----------       --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated      $2,516,878   $336,529     $2,180,349

  Investment in securities of
    unaffiliated issuers:
      Short-term investments          87,130     36,057         19,773

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund      287,814
      Large Capitalization Growth
        Investments Fund             238,771
      Small Capitalization Growth
        Investments Fund             113,742
      International Equity Invest-
        ments Fund                   146,911
      Stable Value Fund              661,575
      Loan Fund                       68,761
                                   ---------    -------      ---------
                                   4,121,582    372,586      2,200,122

Other assets                             125          7             40
                                   ---------    -------      ---------
Net Assets Available for Benefits $4,121,707   $372,593     $2,200,162
                                   =========    =======      =========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1995
                                           ---------------------------
                                          Large      Large     Small
                                         Capital-   Capital-  Capital-
                                         ization    ization   ization
                                       Value Equity  Growth    Growth
                                           Fund       Fund      Fund
                                              Participant Directed
                                         --------    -------    ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -    $     -  $      -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                6,806      5,178     4,175

  Investment in the Consulting Group
    Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund           287,814
      Large Capitalization Growth
        Investments Fund                             238,771
      Small Capitalization Growth
        Investments Fund                                       113,742
                                          -------    -------   -------
                                          294,620    243,949   117,917

Other assets                                   12         15        11
                                          -------    -------   -------
Net Assets Available for Benefits        $294,632   $243,964  $117,928
                                         ========    =======   =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                               (Continued)

                                                  December 31, 1995
                                             -------------------------
                                         Interna-
                                          tional     Stable
                                          Equity      Value       Loan
                                           Fund       Fund        Fund
                                              Participant Directed
                                          ------     -------      ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated             $      -   $      -   $     -

  Investment in securities of
    unaffiliated issuers:
      Short-term investments                3,930     11,211         -

Investment in the Consulting Group
  Capital Market Funds:
      International Equity Invest-
        ments Fund                        146,911
      Stable Value Fund                              661,575
      Loan Fund                                                 68,761
                                          -------    -------    ------
                                          150,841    672,786    68,761

Other assets                                   11         29         -
                                          -------    -------    ------
Net Assets Available for Benefits        $150,852   $672,815   $68,761
                                          =======    =======    ======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND

                                             December 31, 1996
                                     ---------------------------------
                                              Reliability Incorporated
                                                 Common Stock Fund
                                                              Non-Par-
                                     Total     Participant    ticipant
                                      Plan       Directed     Directed
                                   ---------  ------------   ---------
Investment income (loss):
  Interest and dividends           $  20,178     $      48  $      350
  Net appreciation (depreciation)
    in fair value of investments    (119,821)      (37,218)   (273,571)
                                   ---------       -------   ---------
    Total investment income (loss)   (99,643)      (37,170)   (273,221)

Contributions:
  Employee                           323,034        19,618           -
  Employer                           129,566             -     129,566
                                   ---------       -------   ---------
    Total contributions              452,600        19,618     129,566

Withdrawals and terminations        (291,061)      (24,626)   (158,699)

Investment transfers                       -       (70,113)    (79,160)

Transfers (to) from Loan Fund              -           541           -
                                   ---------       -------   ---------
    Net increase (decrease)           61,896      (111,750)   (381,514)

Net assets available for
   benefits at beginning of year   4,121,707       372,593   2,200,162
                                   ---------       -------   ---------
Net assets available for benefits
  at end of year                  $4,183,603     $ 260,843  $1,818,648
                                   =========       =======   =========

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS BY INVESTMENT FUND - Continued

                                             December 31, 1996
                                   -----------------------------------
                                  Large Cap-       Large       Small
                                   italiza-       Capital-    Capital-
                                  tion Value       ization     ization
                                     Equity         Growth      Growth
                                      Fund           Fund         Fund
                                             Participant Directed
                                     -------       -------       -----
Investment income (loss):
  Interest and dividends            $ 11,293      $  2,137    $    191
  Net appreciation (depreciation)
    in fair value of investments      62,493        59,240      23,897
                                     -------       -------     -------
    Total investment income (loss)    73,786        61,377      24,088

Contributions:
  Employee                            57,785        62,219      60,216
  Employer                                 -             -           -
                                     -------       -------     -------
    Total contributions               57,785        62,219      60,216

Withdrawals and terminations         (27,346)      (22,276)    (13,836)

Investment transfers                  38,085        12,122     124,557

Transfers (to) from Loan Fund         (4,572)       (4,622)     (4,779)
                                     -------       -------     -------
    Net increase (decrease)          137,738       108,820     190,246

Net assets available for
   benefits at beginning of year     294,632       243,964     117,928
                                     -------       -------     -------
Net assets available for benefits
  at end of year                    $432,370      $352,784    $308,174
                                     =======       =======     =======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
         BENEFITS BY INVESTMENT FUND - Continued

                                                 December 31, 1996
                                           ----------------------------
                                            Inter-
                                           national  Stable
                                             Equity   Value        Loan
                                              Fund    Fund         Fund
                                                 Participant Directed
                                            -------  -------       ----
Investment income (loss):
  Interest and dividends                   $  2,722  $   319    $ 3,118
  Net appreciation (depreciation)
    in fair value of investments              5,725   39,613          -
                                            -------  -------     ------
    Total investment income (loss)            8,447   39,932      3,118

Contributions:
  Employee                                   41,305   81,891          -
  Employer                                        -        -          -
                                            -------  -------     ------
    Total Contributions                      41,305   81,891          -

Withdrawals and terminations                (14,220) (30,058)         -

Investment transfers                         21,436  (46,927)         -

Transfers (to) from Loan Fund                   175   (5,630)    18,887
                                            -------  -------     ------
    Net increase (decrease)                  57,143   39,208     22,005

Net assets available for benefits
  at beginning of year                      150,852  672,815     68,761
                                            -------  -------     ------
Net assets available for benefits
  at end of year                           $207,995 $712,023    $90,766
                                            =======  =======     ======

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST
               NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE G -  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                             December 31,
                                           1996       1995
                                           ----       ----
Net assets available for benefits per
  the financial statements             $4,183,603 $4,121,707
Amounts allocated to withdrawing
  participants                             (7,464)       -0-
                                         --------  ---------
Net assets available for benefits
  per Form 5500                        $4,176,139 $4,121,707
                                        =========  =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year ended
                                                 December 31, 1996
                                                 -----------------

Benefits paid to participants per the
  financial statements                              $291,061
Add:  Amounts allocated to withdrawing
  participants at December 31, 1996                    7,464
Less:  Amounts allocated to withdrawing
  participants at December 31, 1995                      -0-
                                                     -------
Benefits paid to participants per the Form 5500     $298,525
                                                     =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                      LINE 27a - SCHEDULE OF ASSETS
                      HELD FOR INVESTMENT PURPOSES

                                             December 31, 1996
                                  ------------------------------------
Identity                                                       Fair
of Issue         Description                     Cost         Value
--------         -----------                     ----         -----

Reliability Incorporated*
   Common stock                              $1,158,343   $2,025,975
                                              ---------    ---------
The Consulting Group
Capital Market Funds*
   Large Capitalization
     Value Equity Investments                   375,879      431,258
   Large Capitalization
     Growth Investments                         308,166      352,048
   Small Capitalization
     Growth Investments                         323,851      307,681
   International Equity Investments             209,472      205,445
   Stable Value                                 660,277      709,864
                                              ---------    ---------
                                              1,877,645    2,006,296
                                              ---------    ---------

Smith Barney*
   Short-term investments                        60,374       60,374
                                              ---------    ---------

Loan Fund - Participant Loans
   (Interest Rates:  7% - 9.5%)                     -0-       90,766
                                              ---------    ---------
      TOTAL INVESTMENTS                      $3,096,362   $4,183,411
                                              =========    =========


*Party-in-interest




















                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

             LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                Year ended December 31, 1996
                    ----------------------------------------------------
Identity  Descrip-   Purchases   Dispositions  Dispositions    Gain on
of Issue    tion      Price         Cost         Price      Dispositions
--------  --------   ---------   ------------  ------------  ------------

Series of transactions in excess
  of 5% of Plan assets:

Reliability
  Incorporated

        Common Stock$  114,871       $164,147     $293,543     $129,396
                     =========        =======      =======      =======

The Consulting Group
Capital Market Funds

  Large Capitaliza-
    tion Value Equity
    Investments     $  194,018       $ 78,218     $ 92,111      $13,893
  Large Capitaliza-
    tion Growth
    Investments        197,575        110,291      130,816       20,525
  Small Capitaliza-
    tion Growth
    Investments        288,718         75,448       82,437        6,989
  International
    Equity Investments 145,296         75,679       79,337        3,658
  Stable Value         345,535        315,211      336,859       21,648
                     ---------       --------     --------      -------
                    $1,171,142       $654,847     $721,560      $66,713
                     =========       ========     ========      =======
Smith Barney
  Short-term
  investment funds   $ 857,586       $884,342     $884,342      $     -
                     =========       ========     ========      =======



















                         See accompanying notes.

                        RELIABILITY INCORPORATED
                  EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                               SIGNATURES
                               ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE
STOCK SAVINGS PLAN AND TRUST



/s/ Max T. Langley
------------------------
Max T. Langley
Administrative Committee Member                      Date: June 2, 1997

                        RELIABILITY INCORPORATED
                 EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                            INDEX TO EXHIBITS

Exhibit                                                           Page
 Number                  Description of Exhibits                 Number
-------                  -----------------------                 ------

  23.       Consent of Independent Auditors dated               Page 24
            June 2, 1997

                        RELIABILITY INCORPORATED
                 EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                               EXHIBIT 23

                     CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No.33-47803) pertaining to the Reliability Incorporated Employee Stock Savings Plan and Trust of our report dated April 18, 1997, with respect to the financial statements and schedules of the Reliability Incorporated Employee Stock Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1996.



By:  /s/ Ernst & Young LLP
--------------------------

Houston, Texas
June 2, 1997